Exhibit 99.1

Scuderia Ferrari and Philip Morris International extend their partnership

Maranello, February 20, 2018 - Ferrari N.V. (NYSE/MTA: RACE) announces that Scuderia Ferrari has extended its partnership agreement with Philip Morris International (NYSE: PM).
By virtue of this agreement, Scuderia Ferrari and Philip Morris International continue a collaboration of nearly five decades.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number:
64060977